May 8, 2018

VIA EDGAR AND ELECTRONIC MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Intel Corporation
Registration Statement on Form S-4 (File No. 333-224473)

Ladies and Gentlemen:

This letter is sent on behalf of Intel Corporation (the “Company”) in connection with the above-referenced Registration Statement on Form S-4 (File No. 333-224473) (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) by the Company pursuant to the Securities Act of 1933, as amended (the “Securities Act”). Pursuant to Rule 461 promulgated under the Securities Act, the Company hereby respectfully requests that the effective time of the Registration Statement be accelerated to 4:30 p.m., Eastern Time, on May 9, 2018 or as soon thereafter as practicable.

Should you have any questions regarding this request, please contact Stewart L. McDowell of Gibson, Dunn & Crutcher LLP at (415) 393-8322 or Sean Sullivan of Gibson, Dunn & Crutcher LLP at (415) 398-8275.

Very truly yours,

/s/ Ravi Jacob
Ravi Jacob Vice President and Treasurer

cc:	Stewart L. McDowell, Gibson, Dunn & Crutcher LLP

Sean Sullivan, Gibson, Dunn & Crutcher LLP

[Signature Page to Acceleration Request]